EXHIBIT 11

FIRST ALBANY COMPANIES INC. AND SUBSIDIARIES

Computation of Per Share Earnings

(In thousands, except per share amounts)

(unaudited)

	December 31, 2001	December 31, 2000	December 31, 1999
Basic:
Income (loss) from continuing operations, net of taxes	$(1,930)	$(2,933)	$(4,860)
Income (loss) from discontinued operations, net of taxes	(1,062)	422	5,273
Gain on sale of discontinued operations, net of taxes	—	22,799	—
Net income (loss)	$(2,992)	$20,288	$413
Weighted average number of shares outstanding for the Period	8,396	8,975	8,873
Income (loss) per share for continuing operations	$(0.23)	$(0.33)	$(0.54)
Income (loss) per share for discontinued operations	(0.13)	0.05	0.59
Gain (loss) gain per share for sale of discontinued operations	—	2.54	—
Net income (loss) per share	$(0.36)	$2.26	$0.05
Dilutive:
Income (loss) income from continuing operations, net of taxes	$(1,930)	$(2,933)	$(4,860)
Income (loss) from discontinued operations, net of taxes	(1,062)	422	5,273
Gain on sale of discontinued operations, net of taxes	—	22,799	—
Net income (loss)	$(2,992)	$20,288	$413
Weighted average, number of shares outstanding during the Period	8,396	8,975	8,873
Effect of dilutive common equivalent shares	—	—	—
Weighted average shares and common equivalent shares for dilutive earnings per share	8,396	8,975	8,873
Income (loss) income per share for continuing operations	$(0.23)	$(0.33)	$(0.54)
Income (loss) income per share for discontinued operations	(0.13)	0.05	0.59
Gain per share for sale of discontinued operations	—	2.54	—
Net income (loss) per share	$(0.36)	$2.26	$0.05

All per share figures and shares outstanding have been restated for all common stock dividends paid.